Mail Stop 4561

September 14, 2007

Mr. Tim H. Taylor
Chief Financial Officer
Corus Bankshares Inc.
3959 N. Lincoln Ave.
Chicago, IL 60613-2431

      Re: **Corus Bankshares Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2006
               Filed February 27, 2007
               File No. 000-06136

Dear Mr. Taylor:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2006

Exhibit 13 – 2006 Annual Report

Management's Discussion and Analysis

Asset Quality, page 59

1.   We note the significant increase in non-performing loans as a percentage of total loans from 0.01% at December 31, 2005 to 2.58% at December 31, 2006. Please tell us and in future filings disclose the following related to non-performing assets as of December 31, 2006 and June 30, 2007:

- describe the reasons for the borrowers' financial distress;
- the extent to which you provided continued funding and coverage of cost overruns subsequent to the loans becoming non-current;
- the relative completion stage of the projects;
- the extent to which units have been sold or pre-sold;
- the outlook for workout and resolution;
- the estimated fair value amount of the related collateral;
- financial strength of the completion guarantors;
- whether you obtained any personal guarantees for loan repayment;
- whether you updated prior collateral appraisals, obtained new appraisals or used other means to in determining the current value of collateral related to non-current loans; and
- the extent to which collateral valuations are for properties located in areas with stagnant or distressed economies or residential markets.

2.   As a related matter, please tell us and in future filings disclose how the following impacted your determination of the amount of allowance for loan losses as of December 31, 2006:

- how loss factors applied to currently performing loans were impacted by the increase in nonaccrual and past due loans and the increase in net charge-offs;
- how the subjective Management Adjustment Factor was impacted by qualitative or environmental factors compared to December 31, 2005;
- the extent to which collateral valuations relate to properties located in areas with stagnant or distressed economies or residential markets; and
- how other qualitative and environmental factors impacted your determination of the unallocated allowance component compared to December 31, 2005.

Please provide an updated analysis of your allowance for loan losses as of June 30, 2007, describing changes in the above items or other factors since December 31, 2006.

Consolidated Financial Statements

Note 11 – Derivatives, page 28

3.   We note that you have fair value hedges of brokered CDs for which you apply the "shortcut method" of assuming no ineffectiveness. Please provide us with your

analysis describing how these hedges meet each of the conditions in paragraph 68 of SFAS 133 as amended. Include the following in your analysis:

- the terms of the brokered CDs and the hedging instrument, including any embedded options;
- identify the party that pays the CD broker placement fees;
- clarify whether you hedge on an individual item basis or as a pool;
- whether the swaps were obtained from parties independent of the CD broker and its affiliates; and
- clarify whether the payment of the CD broker placement fees and/or any premiums is factored into the terms of the swap, such as by upfront premiums or adjusting the pay or receive legs of the interest rate swaps.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3449 if you have any questions.

Sincerely,

Joyce Sweeney
Staff Accountant